16003062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2016
Washington DC
404

SEC FILE NUMBER
8-67681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DuPont Capital Management Marketing Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Righter Parkway, Suite 3200
(No. and Street)

Wilmington	Delaware	19803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Macedo — **302.477.6076**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Ste. 1700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

··· Public Accountant

··· Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John R. Macedo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DuPont Capital Management Marketing Corporation**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

EMILY ANN CLARK
My Commission Expires
January 8, 2018

STATE OF DELAWARE NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
··· (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
··· (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
··· (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
··· (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
··· (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DuPont Capital Management Marketing Corporation

(a wholly-owned subsidiary of DuPont Capital Management Corporation)

Statement of Financial Condition
December 31, 2015

Filed Pursuant To Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Index

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of DuPont Capital Management Marketing Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DuPont Capital Management Marketing Corporation at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 10, 2016

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	626,356
Receivable from affiliates		3,056
Other assets		37,294
Noncurrent deferred taxes (net of $89,346 valuation allowance)		-
Total Assets	$	666,706
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	29,656
Total Liabilities		29,656
Stockholder's Equity		
Common Stock, $.001 par value; 1,000 shares authorized, issued, and outstanding	$	1
Additional paid-in capital		1,301,999
Accumulated deficit		(664,950)
Total Stockholder's Equity		637,050
Total Liabilities and Stockholder's Equity	$	666,706

The accompanying notes are an integral part of this financial statement.

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Notes to Statement of Financial Condition

1. Organization and Basis of Presentation

DuPont Capital Management Marketing Corporation (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on June 25, 2007, in the State of Delaware as a wholly-owned subsidiary of DuPont Capital Management Corporation ("DCM"), an investment advisor registered with the SEC.

The Company was granted its SEC registration on September 14, 2007, effective with its approval for membership in a self-regulatory organization. The Company's FINRA membership became effective on December 10, 2007. In April 2011, FINRA granted the Company's application for continuance in membership to include mutual fund wholesaling and mutual fund retailing in addition to its private placement of private investment funds for which DCM serves as investment manager.

The Company's sole business is to provide mutual fund wholesaling, mutual fund retailing and private placement agent services to its parent company, DCM.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated independently of its parent company. DCM plans to maintain the Company's net capital until the Company's operations become viable and self-sustaining.

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents consists of a highly liquid investment in a U.S. Treasury money market fund.

Other Assets
Other assets represent deposits the Company has made to its FINRA daily account and fees paid to FINRA for the 2016 calendar year.

Receivable from Affiliates
Receivable from affiliates represents the Company's accrued receivable for amounts due from DCM under revenue sharing and placement agency agreements, partially offset by liabilities for costs under an expense sharing agreement (including reimbursement of wholesaling and private placement commissions) and tax liabilities settled with its ultimate parent company, E.I. du Pont de Nemours and Company ("DuPont Company").

Income Taxes
The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return. DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in Accounting Standards Codification (ASC) 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. It is DuPont Company's practice to annually settle federal income tax

accruals with its subsidiaries. In absence of DuPont Company's settlement practice, the Company may not be able to realize tax benefits in whole or in part.

The Company has a noncurrent deferred tax asset for state income taxes as a result of net operating losses being carried forward. A valuation allowance has been recorded to fully offset this noncurrent deferred tax asset as it is not reasonably certain such benefit will be utilized. Utilization of the net operating losses is dependent on generating future taxable income. Net operating loss carryforwards begin expiring in the 2029 tax year.

As of December 31, 2015, the Company has a current federal tax liability of $31,003 and a prior year tax liability of $1,321 included as a reduction of the amount in Receivable from affiliates for taxes being settled by DuPont Company with DCM (see Note 4).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2015. Actual results could differ from those estimates.

3. Related Party Transactions

The Company is compensated for providing wholesaling services to DCM in accordance with a revenue sharing agreement. As of December 31, 2015, a receivable of $136,200 is included in Receivable from affiliates.

Under the terms of a placement agent agreement, the Company provides marketing services for certain DCM private equity funds in return for a percentage of DCM's revenues earned over the first 36 months of each fund's operation. As of December 31, 2015, a receivable of $47,044 is included in Receivable from affiliates.

Under the terms of an expense sharing agreement, the Company reimbursed DCM for services provided on behalf of the Company, including direct and allocated expenses. In addition, the Company bears the cost of commissions payable to registered representatives in connection with sales of interests in the private equity funds for the first 36 months of each fund's operation. As of December 31, 2015, a liability of $147,864 (including accrued commissions payable) is included as a reduction of the amount in Receivable from affiliates.

Services provided under the expense sharing agreement include; Salaries and benefits for DCM employees to the extent they provide support to the Company; Systems operations and development; Occupancy expenses; Corporate allocations including payroll, human resources and business continuity; and Other expenses including operating supplies, telecommunications, travel, training, publications and miscellaneous costs.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the DuPont Company and it files a separate Delaware state income tax return (see Note 2). The DuPont

Company allocates current and deferred federal income tax expense/benefit according to the principles described in ASC 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. During 2015, the company utilized $88,580 of its net operating loss carryforward for state income tax. This resulted in a $7,706 reduction of the deferred tax asset and valuation allowance for the year. As of December 31, 2015, deferred tax assets are as follows:

Noncurrent Deferred Tax Assets:	
State tax loss carryforwards	$ 89,346
Valuation allowance	(89,346)
Net noncurrent deferred tax assets	$ -

The Company believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions that are included in the DuPont Company consolidated tax returns would be sustained. The DuPont Company's taxable years 2004 to current remain subject to examination by the Internal Revenue Service.

5. Concentrations

The financial instrument that potentially subjects the Company to a concentration of credit risk is a money market fund, which is not federally insured. Management of the Company believes it has adequately mitigated its concentration risk by only investing in or through a major financial institution.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2015, the Company had net capital of $584,173 which was $579,173 in excess of its requirement of $5,000. The Company's net capital ratio was .05 to 1. The Company is claiming exemption from reserve calculations under rule 15c3-3(k)(2)(i).

7. Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other mean.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company's Cash and Cash Equivalents include investments that are quoted daily. The Company's policy for determining the timing of transfers between Levels in the fair value hierarchy is the end of the reporting period. There were no transfers between Level 1 and Level 2 during the period. The fair value measurement at December 31, 2015, is summarized by the following levels:

	Level 1	**Level 2**	**Level 3**
Cash equivalents	$ 626,356	$ -	$ -

8. Contingencies

In the normal course of business, the Company may provide general indemnifications pursuant to certain contracts and organizational documents. The Company is subject to regulatory examinations and inquiries. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA and state securities regulators. The Company's maximum exposure is dependent on future claims that may be made against it and, therefore, cannot be estimated. However, based on experience, the Company expects any risk of liability associated with such claims to be remote.

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in liability.

9. Subsequent Events

In December 2015, DuPont Company and Dow Chemical Company announced that their boards of directors unanimously approved a definitive agreement under which the companies will combine and, following completion of the combination, will subsequently pursue a plan to separate into three independent, publicly traded companies. The merger and separation plan is subject to regulatory approvals and DuPont and Dow shareholder approval. As of February 10, 2016, the date the financial statements were available to be issued, it is not known what effect, if any, these actions may have on the Company.